UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Jim W. Henderson
   220 S. Ridgewood Ave.
   Daytona Beach, FL  32114
   USA
2. Issuer Name and Ticker or Trading Symbol
   Brown & Brown (BRO)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
    Executive Vice President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

____________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                          |
____________________________________________________________________________________________________________________________|
1. Title of Security  |2.      |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect     |
                      |Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership   |
                      |Date    |Code|                                  |  Beneficially     |(D)or |                         |
                      |        |    |                  | A/|           |  Owned at         |Indir |                         |
                      |        |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                         |
____________________________________________________________________________________________________________________________|
Common Stock          |12/15/00|G   | 600              | D | N/A       |17,320*(1)         |D     | Joint w/Spouse          |
                      |        |    |                  |   |           |                   |      |                         |
----------------------------------------------------------------------------------------------------------------------------|
Common Stock          |        |    |                  |   |           |89,612*(**)        |D     |                         |
                      |        |    |                  |   |           |                   |      |                         |
----------------------------------------------------------------------------------------------------------------------------|
Common Stock          |        |    |                  |   |           |44,120*(2)         |I     | Stock                   |
                      |        |    |                  |   |           |                   |      | Performance Plan        |
----------------------------------------------------------------------------------------------------------------------------|
Common Stock          |12/31/00| B  |                  | A | N/A       |126,030*(3)        |I     |401(k) Plan              |
                      |        |    |                  |   |           |                   |      |                         |
----------------------------------------------------------------------------------------------------------------------------|
Common Stock          |12/15/00|J** | 300              |D  | N/A       |3,300*             |I***  | Son                     |
----------------------------------------------------------------------------------------------------------------------------|
____________________________________________________________________________________________________________________________|

*   All amounts shown reflect a two-for-one stock split effected August 23, 2000.
**  A portion of these shares are owned jointly with spouse.
*** Reporting Person disclaims ownership interest in shares owned by son who shares Reporting Person's household.
________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con   |3.      |4.  |5.Number of |6.Date Exer     |7.Title and   |8.Price|9.Number |10.Owner-|11.Nature|
  Security            |version |Transaction  |Derivative  |cisable and     |Amount of     |of     |of Deri- |ship of  |of       |
                      |or Exer |action  |Code|Securities  |Expiration      |Underlying    |Deriv- |vative   |Deriva-  |Indirect |
                      |cise Pr |Date    |    |Acquired(A) |Date(Month/     |Securities    |ative  |Secur-   |tive     |Benefi-  |
                      |ice of  |        |    |or Disposed |Day/Year)       |______________|Secur- |ities    |Secur-   |cial     |
                      |Deriva  |        |    |of (D)      |                |Title|Amount  |ity    |Benefi-  |ity      |Owner-   |
                      |tive    |        |    |____________|________________|     |or      |       |cially   |Direct   |ship     |
                      |Secu    |        |    |  A     |D  |Date    |Expira-|     |Number  |       |Owned at |or(D)    |         |
                      |rity    |        |    |        |   |Exercis-|tion   |     |of      |       |End of   |Indirect |         |
                      |        |        |    |        |   |able    |Date   |     |Shares  |       |Year     |(I)      |         |
________________________________________________________________________________________________________________________________|
                                                      |                                                                         |
Stock Options(a)      |19.3438 |04/21/00|A   |119,558 |   |4/21/01 |4/20/10|Common|119,558|N/A(e) |119,558  |D        | N/A     |
                      |   (b)  |        |    |(c)     |   |  (d)   |       |Stock |       |       |         |         |         |
________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Acquired through the Company's Employee Stock Purchase Plan. Number of shares may reflect reinvested dividends.
(2) These securities were awarded at various dates pursuant to the Company's Stock Performance Plan based upon the satisfaction of conditions contained in that Plan. The recipient has voting rights and dividend entitlement with respect to these shares, but full ownership will not vest until the satisfaction of additional conditions.
(3) Based upon information supplied as of 12/31/00 by the Plan's recordkeeper. Number of shares varies periodically based on contributions to plan.

(a) Granted by the Compensation Committee of the Board Directors pursuant to the Company's 2000 Incentive Stock Option Plan
    (the "Plan").
(b) The original exercise price per share of $38.6875 was adjusted to reflect the two-for-one stock split effective August 23, 2000.
(c) Amount represents original grant of options to buy 59,779 shares of Company's common stock, after adjustment to reflect two-for-one stock split effective August 23, 2000.
(d) 2,585 options vest and become exercisable on 4/21/01 and 4/21/02, respectively. The remaining options vest and become exercisable on 4/20/10, unless accelerated based on satisfaction of conditions established pursuant to the Plan.
(e) Consideration for granted options is grantee's performance and continued service with Company as specified in the Plan.

SIGNATURE OF REPORTING PERSON
/s/ Jim W. Henderson

DATE
February 14, 2001